# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO NEW YORK MUNICIPAL INCOME FUND II, CIK 0001170311
CUSIP: 72200Y508
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 560; sole dispositive power 0; shared dispositive power 560; aggregate amount beneficially owned 560 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 560; sole dispositive power 0; shared dispositive power 560; aggregate amount beneficially owned 560 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Name of issuer: PIMCO NEW YORK MUNICIPAL INCOME FUND II
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Comment:
This Amendment No. 5 (this Amendment) amends, as set forth below, the statement on Schedule 13D, dated April 17, 2024 and filed with the SEC on April 24, 2024 (as amended to the date hereof, the Original Schedule 13D), for Bank of America Corporation (BAC) and Banc of America Preferred Funding Corporation (BAPFC) (collectively, the Reporting Persons), with respect to the remarketable variable rate munifund term preferred shares, series 2054 (CUSIP No. 72200Y508) (RVMTP Shares) of PIMCO New York Municipal Income Fund II (the Issuer).

This Amendment is being filed in relation to a change in the Reporting Persons ownership percentage of the Issuer as a result of the redemption of 200 RVMTP held by the Reporting Persons, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by the Issuer with the SEC on September 15, 2026.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended by:
deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:
deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraphs (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraphs (b) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

The 200 RVMTP shares held by BAPFC were redeemed by the Issuer on October 30, 2026, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now own 560 RVMTP Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1, 99.2, 99.6 and 99.7 thereto and the insertion of the following exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Schedule I
99.7 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Authorized Signatory (11/03/2026)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Authorized Signatory (11/03/2026)